The principal investment strategies for Fidelity Flex Small Cap Fund have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser normally invests the fund's assets primarily in common stocks.

The Adviser normally invests at least 80% of the fund's assets in stocks of companies with small market capitalizations. Although a universal definition of small market capitalization companies does not exist, for purposes of this fund, the Adviser generally defines small market capitalization companies as those whose market capitalization is similar to the market capitalization of companies in the Russell 2000® Index or the S&P SmallCap 600® Index. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. The size of the companies in each index changes with market conditions and the composition of the index.

The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.

 ~~The Adviser allocates the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, telecom services, and utilities.~~

 ~~The Adviser expects the fund's sector allocations will approximate the sector weightings of the Russell 2000® Index. While the Adviser may overweight or underweight one or more sectors from time to time, the Adviser expects the returns of the fund to be driven primarily by the security selections of the managers of each sector.~~

The Adviser is not constrained by any particular investment style. At any given time, the Adviser may tend to buy "growth" stocks or "value" stocks, or a combination of both types. In buying and selling securities for the fund, the Adviser relies on fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.

In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.

The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.

If the Adviser's strategies do not work as intended, the fund may not achieve its objective.